SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Chem Rx Corporation

(Name of issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

69917T103

(CUSIP Number)

Steven C. Silva

c/o Chem Rx Corporation

750 Park Avenue

Long Beach, New York 11561

(516) 889-8770

With copies to:

Timothy I. Kahler, Esq.

Troutman Sanders LLP

405 Lexington Avenue

New York, New York 10174

(212) 704-6000

(Name, address and telephone number of person authorized to receive notices and communications)

July 25, 2008 through September 18, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

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Page 2 of 10 pages

1	NAME OF REPORTING PERSON:	Steven C. Silva
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	1,260,708
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	11,737,749 (see footnote 1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	1,260,708
PERSON WITH	10	SHARED DISPOSITIVE POWER:	166,337 (see footnote 2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 11,737,749 (see footnote 1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 74.4%
14	TYPE OF REPORTING PERSON:	IN

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(1) Steven C. Silva may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the voting agreement described in Item 6 below with respect to an aggregate of 11,737,749 shares of common stock of the issuer held by himself and the other parties to such voting agreement, including an aggregate of 1,993,000 shares that are issuable upon exercise of warrants which are immediately exercisable. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Amendment No. 1 to Schedule 13D. Steven C. Silva disclaims beneficial ownership of 10,310,704 of such shares of which he has no dispositive power and this Amendment No. 1 to Schedule 13D shall not be construed as an admission that Steven C. Silva is the beneficial owner of any securities covered hereby other than those to which he has dispositive power.

(2) For purposes of section 13(d) of the Securities Exchange Act of 1934, Steven C. Silva and Jerry Silva share voting power and dispositive power with respect to an aggregate of 166,337 shares of common stock of the issuer. Steven C. Silva and Jerry Silva share such voting power and dispositive power in their capacities as joint trustees of The Jerry Silva 2007 Annuity Trust which is the record and beneficial owner of such 166,337 shares of common stock of the issuer.

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Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D, filed by Steven C. Silva (the “Reporting Person”) with the Securities and Exchange Commission on November 5, 2007 (the “Original Schedule 13D Filing”), and relates to shares of common stock, par value 0.0001 per share (the “Common Stock”), of Chem Rx Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 750 Park Place, Long Beach, New York 11561.

Item 2.	Identity and Background.

(a)	This Amendment No. 1 is being filed on behalf of Steven C. Silva, the “Reporting Person.”

(b)	The business address of the Reporting Person is 750 Park Place, Long Beach, New York 11561.

(c)	The Reporting Person is a Director, the President and the Chief Operating Officer of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Acquisition of Shares Reported Hereby. As more fully described in Item 4 hereof, this Amendment No. 1 is being filed to report changes in the number of shares of the Issuer’s Common Stock as to which the Reporting Person may be deemed to have beneficial ownership for purposes of section 13(d) of the Securities Exchange Act of 1934. These changes are the result of (a) a series of exercises of certain rights pursuant to the Put Option Agreements described in Item 6 of this Amendment No. 1 and (b) a transfer by the Reporting Person to Jerry Silva, the Reporting Person’s father.

At the closing of the Issuer’s initial business combination transaction on October 26, 2007, the Reporting Person, Jerry Silva, and a Life Estate (the “Life Estate”) of which Jerry Silva, the Reporting Person’s father, is the Life Tenant and of which the Reporting Person is the Remainderman (collectively the “Obligors”) deposited an amount of cash into an escrow account (the “Escrow Funds”) in order to fund the payment of the contingent purchase obligations of the Obligors in the event the Obligors were required to purchase shares of the Issuer’s Common Stock upon exercise of the rights under the Put Option Agreements. Upon the exercises of the rights under the Put Option Agreements, the Obligors used amounts aggregating $30,196,225, all of which amounts were Escrow Funds, to purchase an aggregate of 5,169,749 shares of the Issuer’s Common Stock as a result of the exercise of the rights under the Put Option Agreements. Of such 5,169,749 acquired shares, the Reporting Person purchased 620,370 shares directly.

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During July 2008, Jerry Silva, the Reporting Person’s father, made a payment of $600,000 to satisfy an obligation that had been undertaken collectively by the Reporting Person, Jerry Silva and the Life Estate. On September 18, 2008, in order to compensate Jerry Silva for satisfying that joint obligation, the Reporting Person transferred 16,552 shares to Jerry Silva.

Contingent Right to Acquire Additional Shares Under the Stock Purchase Agreement. The Reporting Person acquired his initial shares of the Issuer’s Common Stock on October 26, 2007 upon the closing of the transactions under the Stock Purchase Agreement, dated as of June 1, 2007 as amended on October 8, 2007 (as so amended, the “Stock Purchase Agreement”), among Paramount Acquisition Corp., a Delaware corporation (“Paramount”), B.J.K. Inc., a New York corporation (the “Operating Company “), and the stockholders of the Operating Company (the “Sellers”), namely Jerry Silva, Steven C. Silva, Jerry Silva, as Life Tenant, and Steven C. Silva, as Remainderman, The Jody R. Silva Trust and The Jerry Silva 2007 Annuity Trust. Pursuant to the Stock Purchase Agreement, the Sellers sold to Paramount (now known as Chem Rx Corporation; i.e., the Issuer) all of the outstanding shares of the capital stock of the Operating Company in consideration for cash, shares of Common Stock of the Issuer and the right to earn additional cash and shares of Common Stock of the Issuer upon the achievement of certain targets relating to the EBITDA or market price of the Issuer’s Common Stock. To date, none of the targets for earning additional cash and shares of the Issuer have been achieved. Immediately upon consummation of the transaction Paramount changed its name to “Chem Rx Corporation.”

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Item 4.   Purpose of Transaction.

Since the date of the Original Schedule 13D Filing, the Reporting Person acquired beneficial ownership of 603,818 additional shares of the Issuer’s Common Stock for purposes of section 13(d) of the Securities Exchange Act of 1934 (such amount is net of a disposition of 16,552 shares by the Reporting Person). Details of such transactions are as follows:

Date of Acquisition	Description of Transaction	Number of Shares Acquired Directly and Consideration Paid	Person(s) from Whom Acquired

July 30, 2008	Private purchase as a result of the exercise of rights pursuant to Put Option Agreement; the purchase of shares pursuant to such exercise of rights was completed on July 30, 2008	Shares: 87,930 Price: $ 518,780	Millennium Partners, L.P.

July 25 and 28, 2008	Private purchase as a result of the exercise of rights pursuant to Put Option Agreement; the purchase of shares pursuant to such exercise of rights was completed on July 28, 2008.	Shares: 172,440 Price: $1,032,967	Hudson Bay Fund, LP and Hudson Bay Overseas Fund, Ltd.

September 18, 2008	Private purchase as a result of the exercise of rights pursuant to Put Option Agreement; the purchase of shares pursuant to such exercise of rights was completed on September 18, 2008.	Shares: 360,000 Price: $2,071,800	NSP Holdings LLC

September 18, 2008	Private transaction to transfer shares to Jerry Silva in consideration for Jerry Silva’s satisfaction of certain joint obligations; the transfer of shares was completed on September 18, 2008.	Shares: (16,552) Price: $ (82,760)	Transfer by the Reporting Person to Jerry Silva

Totals		Shares: 603,818 Price: $ 3,540,787

Item 5. Interest in Securities of the Issuer.

(a)&(b)

For purposes of section 13(d) of the Securities Exchange Act of 1934, the Reporting Person beneficially and directly owns an aggregate of 1,260,708 shares of Common Stock of the Issuer with sole voting and sole dispositive power.

For purposes of section 13(d) of the Securities Exchange Act of 1934, the Reporting Person and Jerry Silva share voting power and dispositive power with respect to an aggregate of 166,337 shares of Common Stock of the Issuer. The Reporting Person and Jerry Silva share such voting power and dispositive power in their capacities as joint trustees of The Jerry Silva 2007 Annuity Trust which is the record and beneficial owner of such 166,337 shares of Common Stock of the Issuer.

Information required by Item 2 with respect to the person with whom voting power is shared with respect to the 166,337 shares referred to above is as follows: (a) the name of the person with whom such voting power is shared is Jerry Silva; (b) the business address of Jerry Silva is 750 Park Place, Long Beach, New York 11561; (c) Jerry Silva is a Director, the Chief Executive Officer and the Chairman of the Board of the Issuer; (d) during the last five years, Jerry Silva has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (e) during the last five years, Jerry Silva has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and (f) Jerry Silva is a citizen of the United States.

Because the Reporting Person is a party to the Voting Agreement described in Item 6 hereof, the Reporting Person is deemed by Rule 13d-5(b)(1) of the Securities Exchange Act of 1934 to be the beneficial owner of all shares of the Issuer’s Common Stock beneficially owned by each party to the Voting Agreement. Therefore, as a result of such Rule, the Reporting Person may be deemed to have shared voting power over all of the 11,737,749 shares of the Issuer’s Common Stock subject to the Voting Agreement, which includes 1,993,000 shares issuable pursuant to warrants which are immediately exercisable. Such 11,737,749 shares represent approximately 74.4% of the outstanding shares of the Issuer’s Common Stock. The Reporting Person disclaims beneficial ownership as to all of the shares of the Issuer’s Common Stock subject to the Voting Agreement except the shares over which the Reporting Person has dispositive power.

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(c)

Reference is made to Item 4 hereof for details of the acquisition by the Reporting Person of a net amount of 603,818 shares of the Issuer’s Common Stock. In addition, since July 25, 2008, on information and belief of the Reporting Person, Jerry Silva acquired an aggregate of 4,565,931 shares of the Issuer’s Common Stock (of which 997,976 shares were acquired in Jerry Silva’s individual name and 3,567,955 shares were acquired by a Life Estate of which Jerry Silva is Life Tenant and the Reporting Person is Remainderman). The Reporting Person is not aware of any other transactions in the Issuer’s Common Stock during the past 60 days by any other person who is a party to the Voting Agreement.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by the Reporting Person.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer, except as set forth below in this Amendment No. 1:

Put Option Agreements.

During October 2007, Jerry Silva, the Reporting Person, Jerry Silva as Life Tenant and the Reporting Person as Remainderman (collectively the “Obligors”), entered into three separate put option agreements (the “Put Option Agreements”) with certain institutional investors pursuant to which the Obligors granted each investor an option to require the Obligors to purchase shares of the Issuer’s Common Stock from the investors at a specified time in the future. For more information related to these Put Option Agreements, see the proxy supplement filed by the Issuer on October 17, 2007, which is incorporated herein by reference. As detailed elsewhere in this Amendment to Schedule 13D, during July 2008 and September 2008 the institutional investors exercised their rights to require the Obligors to purchase an aggregate of 5,169,749 shares pursuant to the Put Option Agreements. No further shares are subject to the Put Option Agreements.

Voting Agreement.

Pursuant to a Voting Agreement, dated October 26, 2007 (the “Voting Agreement”), each of the stockholders party thereto agreed that, at any meeting of the stockholders of the Issuer, however called, and in any written action by consent of stockholders of the Issuer, such stockholder shall cause all shares of Common Stock of the Issuer then owned by him or his affiliates to be voted as provided in the Voting Agreement with respect to the election and re-election of certain persons as directors of the Issuer.

For purposes of Section 13(d) of the Securities Exchange Act of 1934, a total of 11,737,749 shares may be deemed to be beneficially owned by virtue of the voting agreement, consisting of 9,744,749 shares currently outstanding and 1,993,000 shares issuable pursuant to exercise of immediately exercisable warrants. On information and belief of the Reporting Person, the number of such shares held by each party to the voting agreement is as follows:

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Name	Shares as to which voting power is currently held	Additional Shares as to which voting power will be held after issuance Upon exercise of warrants
Jerry Silva	1,850,781	0
Steven Silva	1,260,708	0
The Jody R. Silva Trust	88,103	0
Jerry Silva, as Life Tenant, And Steven Silva, as Remainderman	4,203,820	0
The Jerry Silva 2007 Annuity Trust	166,337	0
Lindsay A. Rosenwald	584,375	1,304,574
Lindsay A. Rosenwald 2000 Family Trusts	584,375	0
J. Jay Lobell	318,750	395,523
I. Keith Maher	318,750	60,453
Michael Weiser	106,250	44,150
Arie Belldegrun	106,250	44,150
Isaac Kier	156,250	144,150

Totals	9,744,749	1,993,000
Total Shares Subject to Voting Agreement: 11,737,749

Item 7. Material to be Filed as Exhibits.

The following exhibits to this Amendment No. 1 are incorporated herein by reference to the Report or Statement indicated below:

Exhibit 7.1

Stock Purchase Agreement, dated as of June 1, 2007 as amended on October 8, 2007, among Paramount Acquisition Corp., B.J.K. Inc., and Jerry Silva, Steven C. Silva, Jerry Silva, as Life Tenant, and Steven C. Silva, as Remainderman, The Jody R. Silva Trust and The Jerry Silva 2007 Annuity Trust, collectively, the stockholders of the Operating Company (included as Annex A of the Proxy Statement filed October 2, 2007 with the SEC and incorporated by reference herein).

Exhibit 7.2	Form of Voting Agreement (included as Annex F of the Proxy Statement filed October 2, 2007 and incorporated by reference herein).
Exhibit 7.3	Form of Registration Rights Agreement (included as Annex D of the Proxy Statement filed October 2, 2007 and incorporated by reference herein).
Exhibit 7.4	Put Option Agreements (included as Annexes to the Supplement to the Proxy Statement filed October 17, 2007 and incorporated by reference herein).
Exhibit 7.5	Steven C. Silva Employment Agreement (included as Exhibit 10.2 to Form 8-K filed June 4, 2007 and incorporated by reference herein ).

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Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:	October 10, 2008

/s/ Steven C. Silva
Steven C. Silva

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EXHIBIT INDEX

The following are exhibits to this Statement are incorporated herein by reference to the Report or Statement indicated below:

Exhibit No.	Description
Exhibit 7.1

Stock Purchase Agreement, dated as of June 1, 2007 as amended on October 8, 2007, among Paramount Acquisition Corp., B.J.K. Inc., and Jerry Silva, Steven C. Silva, Jerry Silva, as Life Tenant, and Steven C. Silva, as Remainderman, The Jody R. Silva Trust and The Jerry Silva 2007 Annuity Trust, collectively, the stockholders of the Operating Company (included as Annex A of the Proxy Statement filed October 2, 2007 with the SEC and incorporated by reference herein).

Exhibit 7.2	Form of Voting Agreement (included as Annex F of the Proxy Statement filed October 2, 2007 and incorporated by reference herein).
Exhibit 7.3	Form of Registration Rights Agreement (included as Annex D of the Proxy Statement filed October 2, 2007 and incorporated by reference herein).
Exhibit 7.4	Put Option Agreements (included as Annexes to the Supplement to the Proxy Statement filed October 17, 2007 and incorporated by reference herein).
Exhibit 7.5	Steven C. Silva Employment Agreement (included as Exhibit 10.2 to Form 8-K filed June 4, 2007 and incorporated by reference herein ).